Applied UV, Inc.

150 N. Macquesten Parkway

Mount Vernon, NY 10550

July 8, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alex King

Re: Applied UV, Inc.

Registration Statement on Form S-3

File No. 333-266015

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Company’s above-referenced Registration Statement be accelerated so that the same will become effective at 4:01 P.M. (EDT) on Tuesday, July 12, 2022, or as soon thereafter as is practicable..

If you have any questions regarding this request, please contact Jeffrey Wofford of Carmel, Milazzo & Feil LLP at (646) 876-0618

Very Truly Yours,

By:	/s/ Max Munn
Name: Max Munn
Title: President

cc: Jeffrey Wofford, Carmel, Milazzo & Feil LLP